FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 99,544,183

Date: December 31, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer continued to do its best in China during the period to navigate through the COVID-19 related slowdown in economic activity affecting most of the country. While new initiatives such as the project in Chengdu to bring more efficient distribution to online retailers and the supply-chain procurement cooperation with CHJ Jewellery in Jiangsu province continued to show promise, there was a generalized slowdown in business activity on the Issuer's platforms in China during the period. Many of the Issuer's clients have had to continue to postpone or cancel orders while the Issuer's financial institution partners continue to be concerned about the impact of COVID-19 on the Issuer's clients' ability to pay back credit that would be extended to them. While it was hopeful that the government-imposed COVID-19 restrictions would eventually be lifted, the Issuer continued to work during the period with a large commercial lender on an agreement and the implementation of a system that would allow for a minimum level of activity to be conducted on the Business Hub in China in select industrial verticals and with select clients despite the COVID-19 restrictions.

In contrast to the slowdown in business activity in China, the Issuer's North American operations were quite active during the period. Following the official launch of the Business Hub in Canada at the end of the previous period with almost 5,000 pre-registered Canadian SMEs, the Issuer worked on transitioning the pre- registrants to official members during the period and slowly began reading and analysing data from the registered members' affiliated SMEs' accounting software systems. The Issuer went on to finalized its Business Hub introductory advertising package and sold ad space to a few advertiser just prior to the end of the period, allowing the Issuer to generate its first Business Hub related revenue in Canada. The Issuer also added two new financial institutions to its Business Hub in Canada and took the first steps to creating a new subsidiary for its planned expansion into the United States in 2023.

2. Provide a general overview and discussion of the activities of management.

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Other than its ongoing role in the operations of the Issuer in China and North America, the Issuer's management's time during the period was focussed on capital markets related matters. The Issuer's management received a second comment letter from the Ontario Securities Commission (the "OSC") related to the Issuer's $30M short form prospectus public offering (the "Prospectus") during the period and spent time addressing and answering those comments. While the Prospectus review process by the OSC continued to follow its course, which included having the Issuer file an amended and restated Prospectus reflecting responses to the OSC's first comment letter, the Issuer's management worked on and closed the first round of about $3M of a non-secured convertible debenture private placement of up to a maximum of $7M.

As for the listing of the Issuer's securities on senior North American stock exchanges, the Issuer's management had a productive online meeting with the U.S. Securities and Exchange Commission (the "SEC") reviewers assigned to review the Issuer's registration statement. The meeting was followed by a comment letter from the SEC, which the Issuer's management began addressing during the period. The Issuer's management is satisfied with the progress made during the period with the SEC's review process and looks forward to having an effective registration statement that would allow for the re-instatement of the listing of the Issuer's securities on the NASDAQ Capital Market. Finally, the Issuer's management continues to cooperate with the TMX Group on the application submitted by the Issuer to have its securities listed on the Toronto Stock Exchange.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

The Issuer rolled out its Business Hub introductory advertising package and sold advertising space to a handful of advertisers on the Business Hub prior to the end of the period.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer signed a strategic alliance agreement with Inossem Canada. Inossem Canada is a subsidiary of Inossem Ltd, whose head office is located in Montreal, Quebec. Inossem serves clients across Canada, the U.S and globally. They offer a multitude of services, such as IoT (Internet of Things) implementation and support and have AI research and development labs in Canada and the U.S.

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6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers. N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable. N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

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13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

The Issuer sold 308 units of a non-secured convertible debenture for gross proceeds of $3,080,000 in the first round of a private placement financing where the Issuer may sell up to 700 units for gross proceeds of $7,000,000.

Each unit sold is comprised of $10,000, face value, of non-secured convertible debentures (the "Debentures") and 10,000 warrants (the "Warrants") to purchase common shares of the Issuer at a price of $2.00 per share any time prior to the expiry date of the Warrants subject to certain terms and conditions. The Debentures will mature twenty-four (24) months from the date of their issuance and the Warrants will expire twenty-four (24) months from the date of their issuance. The Debentures will bear interest at a rate of 10% per annum, payable in cash. Interest shall be paid by the Issuer monthly, starting on the last day of the first month following the date of issuance of the Debentures.

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

Carol Penhale, who joined the Issuer's Board of Directors in August 2022, was appointed as Chair of the Board of Directors of the Issuer during the period.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The US-based Public Company Accounting Oversight Board (PCAOB) reached an agreement with Chinese securities regulators during the period to allow the PCAOB to inspect and investigate registered public accounting firms headquartered in China and Hong Kong. Given the fact that the majority of the Issuer's operations at the time of this report are based in China, this agreement is expected to be beneficial to the listing of the Issuer's securities on senior North American stock exchanges who rely on the PCAOB to audit accounting around the world.

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated January 9, 2023.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	December 2022	January 9, 2023
Issuer Address
119 Spadina Avenue, Suite 705
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Toronto, Ontario M5V 2L1	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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